HEI Exhibit 4.1

Personalized Planning & Advice Amendment
January 24, 2024
Fidelity Investments
Workplace Investing, Contracts
245 Summer St., V7A
Boston, MA 02110

Re: Addition of Fidelity® Personalized Planning & Advice to the Plans below (collectively and individually the "Plan"):

Plan Name	Fidelity Plan Number
Hawaiian Electric Industries Retirement Savings Plan	56566
American Savings Bank 401(k) Plan	75615
Dear Fidelity:
This letter, along with its attachments (collectively, the “Letter”), relates to the addition of the Fidelity® Personalized Planning & Advice at Work service (“Personalized Planning & Advice”) in connection with the Master Trust Agreement for the Plans which have been entered into between Hawaiian Electric Industries, Inc. and American Savings Bank, F.S.B. (collectively and individually, the “Sponsor”) and Fidelity Management Trust Company (“Fidelity”), dated as of September 4, 2012, and amended by a First Amendment effective March 1, 2015, by a Second Amendment effective January 1, 2018, by a Third Amendment effective July 1, 2018, by a Fourth Amendment effective June 26, 2019, by a Fifth Amendment effective March 1, 2020, by a Sixth Amendment effective January 1, 2023, and further amended by letters of direction executed by the Hawaiian Electric Industries, Inc. Pension Investment Committee (the “Client”) and Fidelity Management Trust Company (the “Trustee”), which specifically state that both parties intend and agree that each such letter of direction shall constitute an amendment (the “Agreement”). The parties hereto intend and agree that this Letter shall constitute a further amendment to the Agreement to the extent the direction contained herein modifies the services under the Plans.
The Client hereby directs Fidelity to implement Personalized Planning & Advice and amend the applicable Agreement to add the Personalized Planning & Advice Terms and Investment Management Agreement, attached below.
Fidelity will implement Personalized Planning & Advice on January 26, 2024, provided Fidelity is in receipt of this signed Letter by April 1, 2024. In the event such implementation date is no longer reasonably practicable, the parties will establish another date for implementation.
There are no representations, understandings or agreements relating to the directions given in this Letter that are not fully expressed herein. Client recognizes the importance of changes to a Plan’s investment choices and the significant risks (financial and otherwise) associated with any incorrect actions in this regard and therefore confirms that it has read this Letter fully, understands and confirms the accuracy of the directions being provided herein.
By signing below, the undersigned represent that they are authorized to execute this document on behalf of the respective parties and in the case of Fidelity also for each of the individual applicable Fidelity entities. Notwithstanding any contradictory provision of any Agreement, each party may rely without duty of inquiry on the foregoing representation. This Amendment may contain service and/or compensation information intended by Fidelity to satisfy the requirements of Department of Labor regulation Section 2550.408b-2(c)(1) and which require review by the responsible plan fiduciary.

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Hawaiian Electric Industries, Inc. and American Savings Bank, F.S.B. By: Hawaiian Electric Industries, Inc. Pension Investment Committee		Fidelity Management Trust Company

By:	/s/ Scott W. H. Seu	By:	/s/ Jayant Kacholiva
Name:	Scott W. H. Seu	Name:	Jayant Kacholiva
Title:	Chairman	Title:	SVP/Workplace Services Relationship Manager
Date:	1/24/2024	Date:	1/25/2024

By:	/s/ Kurt K. Murao
Name:	Kurt K. Murao
Title:	Secretary
Date:	1/24/2024
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Attachment A -Managed Account Services
1.Fidelity® Personalized Planning & Advice at Work (“Personalized Planning & Advice”)
This Section applies only to Plans that have selected Personalized Planning & Advice and shall be construed in a manner that is consistent with the Investment Management Agreement.
a.Selection of Personalized Planning & Advice. Fidelity and its Affiliates shall have no responsibility for the Client or Named Fiduciary’s decision to offer Personalized Planning & Advice and will not render investment advice to any person in connection with the selection of Personalized Planning & Advice.
The Parties acknowledge that Client is capable of evaluating investment risks independently. Client affirms that at all times the decision to offer Personalized Planning & Advice shall be made by exercising independent judgment.
b.Participant Direction for Personalized Planning & Advice. As authorized under the Plan, each Participant may direct Fidelity to invest such Participant’s Accounts among the Plan’s available investment options in accordance with investment directions provided by Strategic Advisers and FPWA pursuant to the Investment Management Agreement. Fidelity will not be liable for any loss or expense arising from a Participant exercising its right to participate in or to continue participation in Personalized Planning & Advice.
c.Personalized Planning & Advice.
i.Investment Managers/investment advisers. This section is intended to authorize the appointments of an Investment Manager and investment adviser. To the extent a Plan is governed by ERISA, such appointment of an Investment Manager is as contemplated in Section 402(c)(3) of ERISA. Pursuant to the Investment Management Agreement executed by and among Client, Authorizing Party, FPWA, and Strategic Advisers. Client or Named Fiduciary has appointed (i) Strategic Advisers as an Investment Manager with respect to the Managed Assets and (ii) FPWA and Strategic Advisers as investment advisers with respect to the Managed Assets. For so long as Personalized Planning & Advice is offered, FPWA’s and Strategic Advisers’ authority with respect to Managed Assets will begin when Fidelity has confirmed receipt of an election in Good Order from an eligible Participant who has elected to participate in Personalized Planning & Advice (and in the case of Plans or portions thereof transferring to Fidelity recordkeeping services, at the conclusion of the Participant Recordkeeping Reconciliation Period).
ii.Composition of Assets. Managed Assets will be comprised of those assets held in or contributed to the Plan Accounts of eligible Participants from whom Fidelity or its agent has received in Good Order an election to participate in Personalized Planning & Advice, and whose participation has not been terminated in accordance with subparagraph (iv) below. The Managed Assets shall be identified on the books and records of the Account separately from all other assets held by Fidelity under the MSA.
iii.Purchases and Sales. Purchases and sales of investment options initiated by Personalized Planning & Advice shall be governed by the operating guidelines set out in the Section below titled “Operating Guidelines for Personalized Planning & Advice”.
iv.Termination of Personalized Planning & Advice. FPWA’s and Strategic Advisers’ authority with respect to Managed Assets shall end with respect to a Participant when (A) the Participant’s termination of their election to participate in Personalized Planning & Advice becomes effective, as described below; (B) Managed Assets are withdrawn (e.g. through loan, withdrawal, or distribution) or otherwise transferred out of the Participant’s Account for any reason (but only to the extent of such withdrawal or transfer); (C) the Participant’s Account is transferred to another plan, unless that plan also offers Personalized Planning & Advice and Fidelity is directed to transfer the Participant’s enrollment; (D) receipt of notice of a Participant’s death; (E) FPWA or Strategic Advisers notifies a Participant that the Participant is no longer eligible for Personalized Planning & Advice, or that it will no longer provide Personalized Planning & Advice to such Participant for any reason; (F) when the Plan’s Named Fiduciary or Client, as applicable, directs FPWA and Strategic Advisers to discontinue its service to any Participant (whether through termination of the appointments of FPWA and Strategic Advisers with respect to Personalized Planning & Advice, or otherwise); or (G) when Fidelity or its Affiliate ceases to provide recordkeeping services for the Plan.
v.Directions of FPWA or Strategic Advisers. Strategic Advisers shall have the duty and power to direct Fidelity and its Affiliatess as to the investment of Managed Assets among available investment options, in accordance with governing investment guidelines and Investment Management Agreement. Fidelity shall follow the direction of Strategic Advisers or its agent regarding the investment and reinvestment of the Managed Assets. Fidelity shall have no authority or responsibility to review, question or countermand any instruction provided by FPWA or Strategic Advisers to it, unless it has knowledge that by its action or failure to act, it will be participating in or undertaking to conceal a breach of fiduciary duty by FPWA or Strategic Advisers. Managed Assets shall be managed consistent with the Participant’s retirement goal, regardless of distribution dates applicable to such Managed Assets. Fidelity may execute such documents (such as powers of attorney) as may be necessary to authorize FPWA, Strategic Advisers, and/or their applicable agents to exercise their investment management duties.
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vi.Appointment of Agents. FPWA and Strategic Advisersmay appoint as their agents any entity that is also used by Fidelity in performing its duties hereunder, including but not limited to FIIOC.
vii.Provision of Information. Neither Fidelity nor its Affiliatess performing recordkeeping and administrative services for the Plan shall have any obligation to provide any information concerning an enrolled Participant to FPWA and Strategic Advisers (including, without limitation, any holdings of such Participant outside of the assets allocated to Personalized Planning & Advice), provided, however, FPWA may use certain information on Fidelity systems to facilitate a Participant’s enrollment in the Personalized Planning & Advice Service and Fidelity and such Affiliatess shall be obligated to notify FPWA and Strategic Advisers of an event terminating some or all of its management responsibilities for enrolled Participants.
viii.Enrollment by Participant. A Participant may elect to participate in Personalized Planning & Advice by enrolling via the internet, via telephone with a Fidelity representative, or by other means as agreed to by Client and Fidelity. After the conclusion of any applicable Participant Recordkeeping Reconciliation Period, exchanges shall be made within the next 5 Business Days after a Participant has provided in Good Order all information necessary for Personalized Planning & Advice to determine an appropriate target asset mix and model portfolio, and the receipt of their election to participate in Personalized Planning & Advice has been confirmed. For so long as a Participant participates in Personalized Planning & Advice, he or she may not make exchanges in their account except for exchanges related to the common stock of HEI (“HEI Common Stock”) or self-directed brokerage, if applicable.
ix.Un-enrollment by Participant. A Participant may elect to terminate participation in Personalized Planning & Advice via telephone with a Fidelity representative, or such other means agreed to by Client and Fidelity and such termination shall be effective immediately when Fidelity confirms receipt of such instruction, provided that if confirmation is received after Market Close and one or more exchange transactions are pending for processing in the nightly cycle for such date, such exchanges shall be processed as of the Market Close on such date. In the absence of such pending transactions, upon completion of unenrollment process of their participation in Personalized Planning & Advice, a Participant may request exchanges immediately, and such transactions shall be implemented in accordance with the standard guidelines set forth in the PAM for such investment option.
d.Operating Guidelines for Personalized Planning & Advice. The following operating guidelines govern exchanges of investment options for Participants enrolled in Personalized Planning & Advice and do not govern exchanges of Mutual Funds pursuant to Participant request which are processed in accordance with the fund exchange provisions set forth in the PAM. These guidelines are subject to change upon written notice to the Client.
i.Rebalancing Participant Accounts. Assets in the Participant’s Plan Account are rebalanced on an ongoing basis to ensure alignment with the assigned asset allocation strategy and the current model portfolio. There are two primary types of rebalancing activities:
1.Portfolios may be rebalanced periodically to account for changes in market valuations to ensure Participant Accounts are properly aligned to their model portfolio allocations.
2.Portfolios are also monitored each Business Day to ensure that any Participant directed activities (such as withdrawals or loans) have not caused the Participant Account to vary from the assigned market-adjusted model portfolio by more than a standard drift allowance set by Strategic Advisers.
Rebalance transactions will be created in the nightly cycle for processing on the following Business Day and will be reflected in Participant Accounts on the day following the rebalance transaction date.
ii.Reallocation of Model Portfolios. If there is a reallocation of the model portfolio (resulting from review of the Plan’s investment options or a change in the Plan investment option menu), those Participant Accounts that vary from the revised model portfolio by more than a standard drift allowance set by Strategic Advisers will be flagged for reallocation. Reallocation transactions will be processed using the same rules as for rebalance transactions.
iii.Changes to Investor Profile. If a change in model portfolios is required as a result of an annual or ad hoc review of the Participant’s investor profile completed before Market Close on a Business Day, the required exchanges shall be processed within the next 5 Business Days, and reflected in the Participant’s Account within three Business Days.
iv.Termination of Service. If receipt of a Participant’s election to terminate Personalized Planning & Advice is confirmed before Market Close, the Account will not be flagged for rebalancing or reallocation, and any pending rebalance or reallocation transactions will be automatically cancelled. If receipt of a Participant’s election to terminate Personalized Planning & Advice is confirmed after Market Close, and an exchange is then pending for processing in the nightly cycle for such date, such exchanges shall be processed as of the Market Close on such date.
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Exhibit A - Investment Management Agreement
(FPPA) Coversheet

Party Information

Party	Legal Name	State of Formation	Address	Contact for Notices
FPWA:	Fidelity Personal and Workplace Advisors LLC	DE	245 Summer Street, V7A Boston, MA 02210	WI Contracts
Strategic Advisers:	Strategic Advisers LLC	DE	245 Summer Street, V7A Boston, MA 02210	WI Contracts
Plan Sponsor(s):	Hawaiian Electric Industries, Inc. and American Savings Bank, F.S.B.	HI	1001 Bishop Street, Suite 2900 Honolulu, HI 96813 300 N. Beretania St. Honolulu, HI 96817	Employee Benefits
Client and Authorizing Party:	Hawaiian Electric Industries, Inc. Pension Investment Committee	HI	1001 Bishop Street, Suite 2900 Honolulu, HI 96813	Employee Benefits
Plan Information

Plan Name		Plan Number	Authorizing Party
Hawaiian Electric Industries Retirement Savings Plan		56566	Hawaiian Electric Industries, Inc. Pension Investment Committee
American Savings Bank 401(k) Plan		75615	Hawaiian Electric Industries, Inc. Pension Investment Committee

IMA Authorization
By signing below, the undersigned represent that they are authorized to execute this IMA on behalf of the respective Parties effective as of the date last signed below (the “Effective Date”). Each Party may rely without duty of inquiry on the foregoing representation. This IMA may be executed in two or more counterparts, each of which will be deemed to be an original, but all of which together will constitute one agreement binding on the Parties. Each Party’s electronic signature below authenticates this writing and has the same force and effect as a manual signature.

Party	Signature	Name	Date
FPWA:	/s/ Wilson Owens	Wilson Owens	1/25/2024
Strategic Advisers:	/s/ Stephanie Caron	Stephanie Caron	1/25/2024
Sponsor, Client and Authorizing Party:	/s/ Scott W. H. Seu	Scott W. H. Seu	1/24/2024
Sponsor, Client and Authorizing Party:	/s/ Kurt K. Murao	Kurt K. Murao	1/24/2024

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Investment Management Agreement
This Investment Management Agreement, including the Coversheet, IMA Glossary, and attached Schedules (“IMA”) is entered into between FPWA, Strategic Advisers, Client, and Authorizing Party (the “Parties”) as of the Effective Date set forth on the Coversheet. To the extent that the Authorizing Party and Client are the same, the Authorizing Party’s execution of this IMA shall also bind Client.

1. Services
Client has entered into an MSA with an Affiliate of FPWA and Strategic Advisers with respect to the Plan listed on the Coversheet to this Exhibit which permits certain assets held in such Plan to be managed by a duly appointed investment manager.

2. Appointment of FPWA and Strategic Advisers
The Authorizing Party has the authority to appoint investment advisers and investment managers with respect to the assets held in such Plan, and hereby appoints FPWA and Strategic Advisers to provide discretionary management of the Managed Assets and certain non-discretionary advice to enrolled Participants consistent with the Investment Guidelines.

3. Acceptance of Appointment
FPWA and Strategic Advisers accept the appointment to manage the Managed Assets and provide the Managed Account Service consistent with the Investment Guidelines. FPWA and Strategic Advisers each represents that it is an investment adviser registered under the Investment Advisers Act of 1940, and that it has full power and authority to enter into this IMA. FPWA and Strategic Advisers are ERISA fiduciaries only to the extent of their discretionary authority over the Managed Assets. To the extent the Plan is governed by ERISA, Strategic Advisers is a fiduciary under Section 3(21) of ERISA, and it is an investment manager under Section 3(38) of ERISA, in each case only to the extent of its discretionary authority over the Managed Assets.

4. Powers, Rights and Duties of FPWA
FPWA will assist Participants in determining an appropriate investment strategy with one of the model portfolios designed by Strategic Advisers for the Plan. Each model portfolio consists only of the Plan Investment Options. FPWA shall provide the Managed Account Service consistent with the Investment Guidelines and ensure the Managed Assets are invested in accordance with the Investment Guidelines. FPWA will also provide on-going customer service to each of the Participants such as answering client questions and addressing service issues.

5. Powers, Rights and Duties of Strategic Advisers
Strategic Advisers will design model portfolios for each Plan. Subject to its fiduciary duties, Strategic Advisers will use best efforts to provide an opportunity for enhanced returns, consistent with appropriate risk diversification, by investing the Managed Assets only in the Plan Investment Options.
Strategic Advisers has authority and discretion to manage the investment of the Managed Assets subject to the Investment Guidelines and this IMA.
Strategic Advisers has authority to:
i.direct the trustee, custodian or either of their agents to make purchases and sales of securities or other property for the Participant Accounts that are enrolled in the Managed Account Service;
ii.direct the trustee, custodian or either of their agents to perform any or all of the powers, duties, and authority given to such trustee, custodian or agent in the relevant agreements which are therein subjected to direction by Strategic Advisers and to enforce performance by such trustee, custodian or agent of such powers, duties, and authority;
iii.execute the documents necessary to make investments within the scope of the Investment Guidelines and carry out other duties of Strategic Advisers.

6. Limitations on Duties of FPWA and Strategic Advisers:
6.01 Shareholder Rights and Legal Proceedings. FPWA and Strategic Advisers will have no responsibility or authority to exercise any shareholder rights that arise with respect to investments in which Managed Assets are invested, nor will they have responsibility or authority to make decisions arising out of the Account’s ownership of any such investments, including matters such as litigation or bankruptcy.
6.02 Responsibility for Other Assets. FPWA and Strategic Advisers are not responsible for managing Other Assets but may

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consider Other Assets when identifying an asset allocation strategy as specifically described in Part 2A of FPWA’s and Strategic Advisers’ Form ADV pertaining to the Managed Account Service.
6.03 Treatment of Multiple Accounts. If FPWA and Strategic Advisers manage a Participant’s Accounts in multiple Plans, all such managed Plans will be managed using the same investment strategy, however, each Plans’ model portfolio may differ based on the Investment Options available under that Plan.
6.04 Selection of Investment Options and Interpretation of Plan Rules. FPWA and Strategic Advisers shall have no duty to advise the Authorizing Party or any other person with respect to the Investment Options, or to exercise management authority to add or remove Investment Options to or from the Plan. FPWA and Strategic Advisers shall have no duty or authority to advise or make recommendations to the Authorizing Party or Client with respect to any other matter, including without limitation, the impact of Plan rules on the management or diversification of Managed Assets.

7. FPWA’s and Strategic Advisers’ Standard of Care
FPWA and Strategic Advisers shall comply with all laws and regulations applicable to its duties under this IMA and shall discharge such duties:
i.solely in the interest of the Participants and for the exclusive purpose of providing benefits to such Participants and their beneficiaries and defraying reasonable expense of administering the Plan, subject to the provisions in Section 11;
ii.with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims;
iii.in accordance with the Plan documents provided to FPWA, Strategic Advisers, or its agents, and this IMA; provided, this IMA shall control in the event of any inconsistency.
Regardless of whether the Plan is subject to ERISA, FPWA and Strategic Advisers will perform all of its duties hereunder as if the Plan were subject to ERISA, provided, however, that governing Plan documents need not be consistent with ERISA.

8. Duties of the Authorizing Party
The Authorizing Party will:
i.direct, or cause to be directed, the trustee, custodian, recordkeeper or their agents to invest the Managed Assets at the direction of Strategic Advisers;
ii.authorize the trustee, custodian or recordkeeper to provide, FPWA and Strategic Advisers with such information pertaining to the Managed Assets and the Plan as FPWA and Strategic Advisers may reasonably request, which information FPWA and Strategic Advisers shall keep as confidential and shall not disclose, except as required by law, to any party other than its employees, Affiliates, permissible assigns, subcontractors, advisors, or agents, without the prior consent of the Authorizing Party;
iii.to the extent not paid by Client, compensate FPWA and Strategic Advisers, or cause the trustee or custodian to compensate FPWA and Strategic Advisers, by deduction from the Participant Accounts enrolled in the Managed Account Service, for FPWA and Strategic Adviser services under this IMA in the amounts set forth on Schedule A to this Exhibit as it may be amended by FPWA and Strategic Advisers in accordance with this Agreement;
iv.provide, or cause its agent to provide, communications to Participants as required by FPWA and Strategic Advisers, and
v.maintain a menu of Investment Options that meets the requirements of the Managed Account Service by providing adequate diversification opportunities necessary for the implementation and operation of the Managed Account Service, as determined in the sole discretion of Strategic Advisers. If the Authorizing Party fails to maintain a menu of Investment Options as set forth above Strategic Advisers will notify the Authorizing Party and has no obligation to manage the Managed Assets until the Authorizing Party modifies the Investment Options to provide adequate diversification opportunities necessary for the implementation and operation of the Managed Account Service, as determined in the sole discretion of Strategic Advisers.
vi.provide at least thirty (30) days’ prior written notice to FPWA or Fidelity of an Investment Options change. Strategic Advisers has no obligation to manage the Managed Assets until thirty (30) days after being notified of an Investment Option change.
vii.fulfill or comply with such other obligations or restrictions as are outlined in the Investment Guidelines.

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9. Liability and Indemnification
9.01 General Indemnity. FPWA and Strategic Advisers shall indemnify the Authorizing Party, Sponsors, and Client with respect to any third-party claims or regulatory proceedings asserted or commenced against the Authorizing Party, Sponsors, or Client to the extent resulting from FPWA’s or Strategic Advisers’ negligence, or willful misconduct under, or breach of the terms of, this IMA. The Authorizing Party, Sponsors, and Client shall indemnify FPWA and Strategic Advisers with respect to any third-party claims or regulatory proceedings asserted or commenced against FPWA and Strategic Advisers to the extent resulting from the Authorizing Party’s, Sponsors’ or Client’s negligence or willful misconduct under, or breach of the terms of, this IMA, or from any act done, or any act failed to be done, by any individual or person with respect to the Plans, except to the extent such claim results from FPWA’s or Strategic Advisers’ negligence or willful misconduct under, or breach of the terms of, this IMA. For purposes of this General Indemnity Section, any reference to the Authorizing Party, Sponsors, or Client or to FPWA or Strategic Advisers as an indemnified Party includes their respective directors, officers, Affiliates, and subsidiaries.
9.02 Fiduciary Liability. Except for liability under ERISA §405 that may be imposed with respect to FPWA’s and Strategic Advisers’ conduct related to ERISA-governed Plans, FPWA and Strategic Advisers shall have no responsibility for the acts or omissions of the Authorizing Party, Sponsors, Client, the trustee, custodian or any of its agents. FPWA and Strategic Advisers shall have no responsibility for any loss resulting from (i) any breach of fiduciary duty of the Authorizing Party in selecting and monitoring FPWA and Strategic Advisers, the selection of investment alternatives or the administration of the Plan, (ii) anything done or omitted to be done in good faith and reasonable reliance on any written, electronic or telephonic directions from the Authorizing Party or any authorized representative thereof or any information provided by a Participant who is enrolled in the Managed Account Service, (iii) anything done or omitted to be done in good faith and reasonable reliance on any inaccurate, outdated or incomplete employee, Participant or Plan data provided by Clients, the Authorizing Party or Participant as the case may be, or (iv) the Authorizing Party’s failure to perform its obligations hereunder.
9.03 Federal and state securities laws impose liability, under certain circumstances, on persons who act in good faith. Nothing in this IMA shall waive or limit any rights that the Authorizing Party and Client may have under those laws.

10. Compensation
Fees are attached hereto as Schedule A to this Exhibit. FPWA and Strategic Advisers may change the Fees once per year upon sixty (60) days prior written notice to Client; provided, however, that should the Authorizing Party change or modify the Investment Options, FPWA and Strategic Advisers may modify the Fees at any time upon sixty (60) days written notice to the Authorizing Party. Any other changes to the Fees shall require written consent of the Parties to this IMA.

11. Confidential Information; Other Clients and Services
Any information or recommendations supplied by or through FPWA and/or Strategic Advisers in connection with the Managed Account Service, which are not otherwise in the public domain or previously known to the Authorizing Party or Client, are to be regarded as proprietary and confidential to FPWA, Strategic Advisers and their Affiliates, and for use only in connection with Managed Assets by Participants, the Authorizing Party, Client or such persons as any of them may designate in connection with the Managed Assets.
FPWA and Strategic Advisers shall comply with substantially similar confidentiality provisions as those set forth in the MSA and shall safeguard confidential information using the same degree of care that Fidelity is required to use under the MSA and in any event, no less than reasonable care.
The Parties acknowledge that FPWA and Strategic Advisers may provide similar services to other trusts, accounts and plans, and that nothing in this IMA shall require FPWA and Strategic Advisers to disclose to the Authorizing Party or Client, the Plan or its Participants the existence of such other engagements or prohibit FPWA and Strategic Advisers from rendering services to such other clients. The Authorizing Party and Client acknowledge that FPWA and Strategic Advisers may use identical, similar or different investment methodologies in providing education or other investment services to the Plan(s) or its (their) Participants, or to other plans, participants or clients. With respect to the allocation of trades among clients, FPWA and Strategic Advisers will treat each of its client accounts in a fair and equitable manner when allocating orders for the purchase and sale of securities, including mutual fund shares. All allocations among client accounts will be made in a manner consistent with FPWA’s and Strategic Advisers’ fiduciary duties.

12. ERISA, Tax and Other Considerations
The Authorizing Party and Client acknowledge that FPWA and Strategic Advisers are affiliated with other entities that may receive asset-based compensation in connection with the Investment Options, including, but not limited to, Fidelity Mutual Funds.

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To the extent that the Plans are governed by ERISA, the Parties acknowledge that the Managed Account Service, to the extent it would otherwise constitute a prohibited transaction, is intended to comply with Prohibited Transaction Class Exemption 77-4, as it may be amended from time to time (PTCE 77-4), with respect to Fidelity Mutual Funds. To that end, the Authorizing Party acknowledges that it is the named fiduciary of the Plans that are ERISA-governed, it is independent of FPWA and Strategic Advisers within the meaning of PTCE 77-4, that it has received prospectuses for the Fidelity Mutual Funds available under the Plan, and a full and detailed disclosure of the investment advisory and other fees charged to or paid by the Plan with respect to the Managed Account Service and the investment company(ies). An explanation of the reasons why Strategic Advisers may consider purchases or sales of Fidelity Mutual Funds for accounts of Plan Participants electing the Managed Account Service is provided to the Authorizing Party in the Investment Guidelines. The Authorizing Party acknowledges receipt of such disclosure and hereby authorizes the purchase and sale of Fidelity Mutual Funds for accounts of Participants electing the Managed Account Service.

13. Receipt of Part 2A of Form ADV
The Authorizing Party acknowledges receipt of the Fidelity Personalized Planning & Advice at Work Terms and Conditions (Part 2A of Form ADV), which is also available at:
https://nb.fidelity.com/bin-public/070_NB_IA_Pages/documents/dcl/shared/PPAW/ADV.PDF.

14. Inspection
Once annually, unless otherwise required as a matter of law or for regulatory compliance, Client or Authorizing Party, or either of their Auditors, may request information and documentation regarding FPWA’s and Strategic Advisers’ records of investment direction provided pursuant to this IMA to audit the Managed Account Service, upon prior written notice of at least 90 days along with a proposed scope and at the expense of Client.

15. Assignment of IMA or Duties
The Parties will not assign this IMA, in whole or in part, nor delegate except as contemplated herein, all or part of the performance of duties required of it by this IMA without the consent of the other party, except as permitted by applicable law or regulation, provided, however, that FPWA and Strategic Advisers may assign all or a portion of this IMA to any Affiliate using a negative consent process whereby the Authorizing Party has no less than sixty (60) days to respond to a notice of intended assignment, and failure to respond to any such notice of such intended assignment shall constitute assent to such proposed assignment.

16. Governing Law
The validity, interpretation, and performance of this IMA will be governed and construed in accordance with the laws of the Commonwealth of Massachusetts (without regard to its conflicts-of-laws or choice-of-law provisions), except as superseded and preempted by ERISA.

17. Conflicts; Validity
In the event of a conflict between this IMA and the Managed Account Services provisions of the MSA, this IMA will govern. An adjudication or other determination that a provision of this IMA is invalid or unenforceable shall not affect the validity or enforceability of any remaining provision of this IMA.

18. Termination
The Authorizing Party may at any time, without prior notice, order FPWA and Strategic Advisers to cease activity, subject to completion of the execution of investment directions already in process with respect to the Managed Assets. FPWA and Strategic Advisers may cease to provide models for the Managed Account Service in the event Authorizing Party fails to maintain a menu of Investment Options as required by this IMA and nothing herein shall prohibit FPWA and Strategic Advisers from terminating management of any Participant’s Account in accordance with the MSA.
Without limitation to the foregoing, this IMA continues until the termination of recordkeeping services to the Plan by an Affiliate of FPWA and Strategic Advisers, or upon sixty (60) days’ notice of termination.
If this IMA is terminated during any period of time for which FPWA and Strategic Advisers have not been compensated, the Fees due to FPWA and Strategic Advisers for such period shall be prorated to the date of termination.

19. Notices
All legal notices, demands, or other non-routine communications will be given in writing by actual delivery or by mail, postage prepaid at the address set forth on the Coversheet or at such other place as a Party designates in writing.

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20. Due Authorization
The Authorizing Party represents it has authority to appoint investment advisers and an investment manager for the Plan for which it serves as Authorizing Party, and to enter into this IMA with respect to and on behalf of the Plan. To the extent the Plan is associated with a trust for which the trustee is not an Affiliate of FPWA and Strategic Advisers, the Authorizing Party represents that the provisions of the trust authorize the appointment of investment advisers and an investment manager. To the extent that the Plan is governed by ERISA, the Authorizing Party represents that it is the Plan’s named fiduciary acting in accordance with its duties and obligations under ERISA and the Plan.
Each Party to this IMA hereby represents to the others that it is duly authorized by all applicable laws and regulations to enter into this IMA, and to be bound thereby, including the indemnification provision set forth in Section 9.

21. Entire Agreement; Amendment; Survival
This IMA, including the Coversheet, IMA Glossary, and attached Schedules, as well as any provisions of any MSA governing the Managed Account Service, constitute the entire agreement and understanding among the Parties, and, except as specifically provided otherwise herein, may not be modified or amended except by a writing executed by the Parties. Each Party’s obligations under this IMA that by their nature would continue beyond termination of this IMA shall survive termination of this IMA.
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Schedule A to Investment Management Agreement (FPPA)
Fees for Managed Account Service

Fees

Annual Fee Type	Average Daily Balance of Managed Assets	Less Than 20% Eligible Participant Enrollment	Equal to, or Greater Than, 20% Eligible Participant Enrollment[1]
Gross Advisory Fee	For the first $100,000 in assets, or portion thereof	0.64%	0.59%
	For the next $150,000 in assets, or portion thereof	0.59%	0.49%
	All assets over $250,000	0.44%	0.34%
Target Net Advisory Fee	For the first $100,000 in assets, or portion thereof	0.50%	0.45%
	For the next $150,000 in assets, or portion thereof	0.45%	0.35%
	All assets over $250,000	0.30%	0.20%
Range of Target Net Advisory Fee	For the first $100,000 in assets, or portion thereof	0.64% -0.36%	0.59% -0.31%
	For the next $150,000 in assets, or portion thereof	0.59% -0.31%	0.49% -0.21%
	All assets over $250,000	0.44% -0.16%	0.34% -0.06%
Note:    If applicable, HEI Common Stock and self-directed brokerage assets are not Managed Assets and are excluded from the fee calculation.

Fee Terms
Net Advisory Fee

Net Advisory Fee=Gross Advisory Fee-Plan Credit Amount

Description: The net advisory fee is charged to cover ongoing management of the Managed Assets, related servicing, and Participant communications, and is solely attributable to advisory services associated with facilitating and providing discretionary investment management services for the Managed Assets. The net advisory fee is not for any non-discretionary financial planning services provided by FPWA.
Calculation: The net advisory fee for the Managed Account Service is a percentage of the average daily balance of Managed Assets of enrolled Participants. It is calculated by deducting a credit amount (as defined below) from the Plan’s gross advisory fee.
Plan Credit Amount
Description: The credit amount reduces the Plan’s gross advisory fee by the amount of asset-based fees, if any, FPWA, Strategic Advisers or its Affiliates receive and retain for management of Fidelity Mutual Funds and other Fidelity Investment Options in which Managed Assets are invested, and for other services related to any other Investment Option.
Calculation: For each Investment Option in which Managed Assets are invested, the credit amount is calculated daily by adding together:
(i) the underlying investment management fees paid to FPWA, Strategic Advisers or its Affiliates from such investment if it is a Fidelity Mutual Fund or other Fidelity Investment Options (but, if applicable, not other fund expenses); and
(ii) the servicing or other fees paid to and retained by FPWA, Strategic Advisers and its Affiliates based on assets or Participants in any Investment Option other than Fidelity Mutual Funds or other Fidelity Investment Options.
On a quarterly basis, the credit amount is then divided by the average daily amount of Managed Assets for the Plan to establish a percentage that is applied equally across all Participant Accounts to arrive at the net advisory fee for that Participant. It is expected that the credit amount will vary over time, based upon the investment management fees and servicing or other fees as described in (i) and (ii) above as well as the total amount of Managed Assets.
Gross Advisory Fee
Because the credit amount will vary over time, the net advisory fee paid by any Participant will also vary for the reasons above. The gross advisory fee is determined by estimating the credit amount and adding it to the target net advisory fee.
1 If a Plan exceeds the Fee enrollment threshold, the Fee reduction applies on the first day of the quarter in which the threshold was met or exceeded (calculated on a per Plan basis).
2 The net advisory fee is charged in addition to any applicable management fees, purchase fee, short-term trading fee, similar fees payable to the applicable Investment Options, and/or any fee paid to FPWA and Strategic Advisers’ Affiliates for services rendered to the Plan.

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If a Participant is enrolled in the Managed Account Service through other qualified plans record kept by Fidelity outside of this IMA, the Participant's aggregate total average daily balance of managed assets determines the breakpoints at which the gross advisory fee rates set forth above are applied, which may reduce the Participant's advisory fee. Non-qualified plan accounts are not included in the Participant's total average daily balance of Managed Assets.
Range for Target Net Advisory Fee
Given the Investment Options as of the Effective Date and expected allocation of Managed Assets, FPWA and Strategic Advisers anticipate that the net advisory fees paid by any Participant will fall within the range for target net advisory fee shown above. In rare circumstances, due to the variable nature of the credit amount, the net advisory fee payable by Participants may fall outside of the ranges shown above.
Payment Terms
The Fees are payable quarterly in arrears and will be calculated based on each Participant’s average daily balance of Managed Assets. Unless paid by Client, Fidelity or its agent will redeem investments in the amount of the net advisory fee directly from enrolled Participants’ Accounts. Fees are generally calculated on the 25th day of the last month of the billing cycle (or the next Business Day if the 25th is not a Business Day) and deducted on the day following the calculation and such amount will be noted on the Participant’s statement.
Impact of Participant or Managed Account Service Termination
•Managed Account Service is Terminated but Participant Remains in Plan or Plan Discontinues Managed Account Service
In the event a Participant’s enrollment in the Managed Account Service is terminated before the end of a quarter but such Participant remains enrolled in the Plan or the Plan discontinues the Managed Account Service before the end of a quarter, the gross advisory fee applicable to that quarter will be prorated based on the number of days the Account was managed during the quarter, and such Participant’s net advisory fee for the pro-rated quarter will be calculated using the Plan credit amount.
•Managed Account Service is Terminated and Participant Takes Full Plan Distribution
If, prior to the end of a billing quarter, a Participant’s enrollment in the Managed Account Service is terminated and the Participant does not remain invested in the Plan, then the gross advisory fee applicable to that quarter will be prorated based on the number of days the Account was managed during the quarter. In such cases, a Participant’s gross advisory fee for the pro-rated quarter will be reduced by a credit amount based on only those Investment Options in which such Participant was invested.

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Schedule B to Investment Management Agreement (FPPA)
Investment Guidelines for Fidelity® Personalized Planning & Advice
In providing discretionary management, Strategic Advisers shall manage Managed Assets in an enrolled Participant’s Account by selecting from among the Investment Options in order to provide diversification appropriate for the enrolled Participant. Strategic Advisers will allocate the Participant’s portfolio across various asset classes to try to achieve the long-term goal of seeking an appropriate level of returns for a given level of risk.
FPWA shall assign the Participant to an appropriate asset mix based on the appropriate risk/reward trade-offs for the Participant. To determine the appropriate mix, FPWA will consider the Participant’s date of birth, assumed retirement age, Account balance, and other personal information provided by the recordkeeper or by the Participant directly through a series of questions or through the incorporation of available online information. This profile information may include the Participant’s risk preferences, investment experience, current and future income, and potential withdrawal needs, depending on the availability of such information and the willingness of the Participant to provide such information. It may also include information about assets held by the Participant in other accounts (including amounts held in other plans or accounts serviced by its Affiliates) and the asset allocation of these accounts. FPWA will base its proposed asset mix on the amount of information provided by the Participant but shall not require information from the Participant beyond (i) correct date of birth information for each plan Participant, and (ii) designating the expected retirement age for each Participant.
Strategic Advisers shall design model portfolios for the plan by selecting a combination of Investment Options that track the risk and diversification attributes of the targeted asset allocation within an appropriate range. Based on the information outlined above, FPWA will assign the Participant to one of the model portfolios.
Client or the Authorizing Party has chosen the Managed Account Service’s “core” investment management approach (the “core approach”) for the management of Managed Assets of enrolled Participants. The core approach evaluates all eligible Investment Options, including actively managed funds, index-based funds, and extended asset class investment strategies when building portfolios. The Managed Account Service chosen by Client and/or the Authorizing Party employs active asset allocation as part of this investment process. Strategic Advisers’ active asset allocation process attempts to adjust the long-term asset allocation of the portfolios to increase return potential and/or diversification benefits by applying research-driven primary asset class weightings. Please see Terms and Conditions brochure for the Managed Account Service for more information.
Participant asset allocations generally will be reviewed three to six times per year, and a Participant may be reassigned to an asset allocation that matches his or her updated profile. A Participant may be reassigned to an appropriate asset allocation and portfolio any time the Participant informs FPWA and Strategic Advisers of a change to his or her profile.
Authorizing Party shall be responsible for providing correct date of birth information for each Participant. In addition, if the Participant does not provide information designating their expected retirement date, the Authorizing Party will either (i) provide a default retirement date to be used in scoring Participants or (ii) direct FPWA and Strategic Advisers to use the default retirement date designated by the Social Security Administration for such Participant.
Strategic Advisers shall invest eligible amounts held in, or contributed to, the accounts of enrolled Participants in accordance with the model portfolio, as it may be adjusted from time to time for market fluctuation, provided that Strategic Advisers shall not manage amounts held in HEI Common Stock (if applicable), or contributions required to be invested in HEI Common Stock, except to counterbalance against such HEI Common Stock as described below. Enrolled Participant Accounts may be rebalanced periodically to align their Accounts to their assigned model portfolio, or if their Accounts drift materially from the market-adjusted model portfolio designated by Strategic Advisers. Strategic Advisers may change the model portfolios as appropriate for changes in the Investment Options, market performance, or economic conditions.
FPWA and Strategic Advisers shall have no independent obligation under this IMA to value assets under its management but shall instead rely upon valuations provided by the trustee, custodian, recordkeeper or its agent, or an external money manager, if applicable.
Special Guidelines for HEI Common Stock Holdings (if applicable): Strategic Advisers will not invest Managed Assets in HEI Common Stock. An enrolled Participant whose Account is invested in HEI Common Stock will be offered the choice whether to (i) have FPWA ignore such holdings in assigning an asset allocation to the Participant or (ii) assign an asset allocation that attempts to offset the risk characteristics associated with an investment in a security. If a Participant elects to offset the HEI Common Stock holdings, FPWA will assign the Participant to a portfolio that attempts to account for their holdings in HEI Common Stock, based on the Participant’s level of HEI Common Stock holdings in their Account. If a Participant fails to direct Strategic Advisers as to whether to offset or ignore his or her HEI Common Stock positions, the Authorizing Party hereby directs FPWA to assign the Participant into a portfolio that attempts to offset the risk characteristics of the Participant’s HEI Common Stock position.
Strategic Advisers will not make decisions with respect to the exercise of any rights accruing to Investment Options including, without limitation, shareholder rights to vote proxies or tender or exchange shares, or rights arising out of bankruptcy or litigation. Decisions with respect to the exercise of any such rights shall be made in accordance with the provisions of the MSA, and Strategic Advisers shall not be required to take such matters into account in making its investment decisions.
Managed Assets of enrolled Participants may be invested in any Investment Options available for new investment by enrolled Participants other than assets held in or investment options available in self-directed brokerage accounts (and HEI Common Stock, if applicable) subject to the restrictions described below.
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To the extent a Participant is enrolled in more than one Account within the Managed Account Service, FPWA and Strategic Advisers will share such Participant data across Accounts and Plans. FPWA and Strategic Advisers will use such Participant’s data provided in connection with one Account for updating or management purposes in other Accounts of such Participant that are also managed by the Managed Account Service.
Managed Assets of enrolled Participants will not be invested in any core Investment Option that is closed to new investment by eligible Participants. Certain investments – such as “investment strategy options” – may be excluded from the model portfolio construction process. The Authorizing Party shall have the right to impose reasonable restrictions upon Strategic Advisers with respect to investment management, other than those set out here, provided that it shall first propose such restrictions in writing to Strategic Advisers, and provided that Strategic Advisers shall have thirty (30) business days to determine whether such restriction is reasonable.
To the extent that the Authorizing Party or Client has determined to allow Participants who have self-directed brokerage assets to invest in the Managed Account Service, any self-directed brokerage assets held by the Participant will not be included in the Managed Assets. In addition, all future contributions into the Participant Account will be directed into the portion of the Participant’s Account to be managed by Strategic Advisers. Participants will have the opportunity, if they choose, to reinvest assets from their self-directed brokerage account into the portion of the Participant’s Account to be managed by Strategic Advisers, but such participants will not have the option of withdrawing such assets to reinvest through their self-directed brokerage account.
With respect to any stable value option or custom fund option within a Plan lineup, Strategic Advisers will use such stable value option as the short-term position in constructing its portfolios. The Authorizing Party shall be responsible for obtaining the approval of the stable value option or custom fund provider prior to the implementation of the Managed Account Service.
The Managed Account Service will only consider Fidelity Mutual Funds if such funds have been selected by Client or the Authorizing Party and included in the Plan Investment Options offered to Participants and beneficiaries. To the extent that the Managed Account Service includes one or more Fidelity Mutual Funds in model portfolios utilized by Participants, Strategic Advisers believes such fund or funds are appropriate because each such fund is an Investment Option that, in combination with other Investment Options in the model portfolio, provide a resulting portfolio that tracks the risk and diversification attributes of the targeted asset allocation. Strategic Advisers constructs and manages each model portfolio by applying a quantitative investment methodology. In constructing model portfolios, Strategic Advisers employs a process that is independent with respect to fund family or investment manager.
In addition to the discretionary investment management services described above, through the Managed Account Service FPWA provides non-discretionary, web-based and representative-led financial planning and participant assistance. This financial planning is designed to help enrolled Participants who wish to create, implement, and track a holistic, integrated financial wellness and retirement plan. A team of FPWA advisors will be available to provide ongoing support and to help enrolled participants with financial planning and the servicing of their Managed Assets in their Account. In general, FPWA advisors will only be available via telephone or web access.

These Investment Guidelines may be changed upon sixty (60) days written notice to the Authorizing Party.

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Personalized Planning & Advice and IMA Glossary
Unless otherwise defined herein, the terms used in this IMA shall have the same meaning as in the MSA.
“Account” means an account established and maintained hereunder at a Client’s direction for receiving contributions under a Plan for the benefit of Participants, and any income, expenses, gains, or losses incurred thereon.
“Advisers Act” means the Investment Advisers Act of 1940, as amended.
“Affiliate” means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, a referenced party.
“Authorizing Party” with respect to a Plan means the entity with authority to retain an investment manager for the Plan, and in the case of a Plan governed by ERISA, shall be the Named Fiduciary. The Authorizing Party for each Plan shall be listed on the Coversheet to this Exhibit.
“Fees” means those fees set forth on Schedule A to this Exhibit that are payable to FPWA and Strategic Advisers for the Managed Account Service.
“Investment Guidelines” means the guidelines set forth in Schedule B.
“Investment Options” means each Plan’s designated investment options offered to Participants under the Plan.
“Managed Account Service” means Fidelity® Personalized Planning & Advice at Work, an investment management service provided by FPWA and Strategic Advisers, consisting of discretionary investment management services and certain non-discretionary advice to Participants with respect to assets allocated to eligible Participants in the Plan.
“Managed Assets” means the assets in enrolled Participants’ Accounts per the Investment Guidelines but do not include, if applicable, any assets for which the Participant has no authority to provide investment directions under the terms of the Plan, HEI Common Stock, or assets held in self-directed brokerage.
“Market Close” means the New York Stock Exchange’s (NYSE) normal closing time of 4:00 p.m. (ET), however, in the event the NYSE closes before such time or alters its closing time, all references to the NYSE closing time shall mean the actual or altered closing time of the NYSE.
“Other Assets” means the (i) assets of the Plan in Participant Accounts enrolled in the Service that are not Managed Assets, including, if applicable, HEI Common Stock or assets held in self-directed brokerage and (ii) assets of the Participant held outside of the Plan.
“Plan” means, collectively and individually, the Plan(s) listed on the Coversheet to this Exhibit.
“MSA” means the trust, custodial, service or recordkeeping agreement governing servicing of the Plan by Affiliates of FPWA and Strategic Advisers, which sets forth the conditions for eligibility, enrollment, and termination of enrollment in the Managed Account Service.
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